PRESS RELEASE	EXHIBIT 99.1

TIW STATEMENT ON THE TRADING OF ITS SECURITIES

Montréal, Canada, September 15, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", NASDAQ, "TIWI") confirms that September 27th, 2005 will be the last day of trading of its common shares on the Toronto Stock Exchange ("TSX") and that its common shares will begin trading on the TSX Venture Exchange at the opening of the markets on September 28th, 2005 under the ticker "TIW". The Company expects its common shares to be delisted from the NASDAQ on or about September 27th, 2005.

TIW also confirms that its 7.00% Equity Subordinated Debentures will be delisted from the TSX at the closing of the market on September 27th, 2005.

There can be no assurance as to whether there will be adequate liquidity for the shares of TIW in the future or whether the Company will maintain the listing of its shares on the TSX Venture Exchange or any other public exchange until further cash distributions on its shares are made.

In addition, there can be no assurance as to when the Company's common shares will be cancelled under its plan of arrangement. If the Company's common shares are cancelled before a target return of Cdn$19.9614 per share, together with investment income thereon, has been distributed, shareholders at the time of the cancellation will continue to have the right to receive future distributions, if any. In all events the cumulative future distributions will not exceed the difference between the target return of Cdn$19.9614 per share and investment income thereon, minus amounts previously distributed to shareholders.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca